Exhibit 2.2

TOROMONT 2008 ANNUAL REPORT | 51

Management’s Report
The preparation and presentation of the Company’s consolidated financial statements is the responsibility of management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and necessarily include estimates, which are based on management’s best judgments. Information contained elsewhere in the Annual Report is consistent, where applicable, with that contained in the financial statements.
     Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are safeguarded from loss or unauthorized use and financial records are properly maintained to provide reliable information for preparation of financial statements.
     Ernst & Young LLP, an independent firm of Chartered Accountants, were appointed by the shareholders as external auditors to examine the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion. Their report is presented with the consolidated financial statements.
     The Board of Directors, acting through an Audit Committee comprised solely of independent directors, is responsible for determining that management fulfills its responsibilities in the preparation of the consolidated financial statements and the financial control of operations. The Audit Committee recommends the independent auditors for appointment by the shareholders. It meets regularly with financial management and the internal and external auditors to discuss internal controls, auditing matters and financial reporting issues. The independent auditors have unrestricted access to the Audit Committee. The consolidated financial statements and Management’s Discussion and Analysis have been approved by the Board of Directors for inclusion in this Annual Report, based on the review and recommendation of the Audit Committee.

Robert M. Ogilvie	Paul R. Jewer	Toronto, Ontario, Canada
Chairman and	Vice President Finance and	February 2, 2009
Chief Executive Officer	Chief Financial Officer
Auditors’ Report
To the Shareholders of Toromont Industries Ltd.:
We have audited the consolidated balance sheets of Toromont Industries Ltd. as at December 31, 2008 and 2007 and the consolidated statements of earnings, retained earnings, comprehensive income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP	Toronto, Ontario, Canada
Chartered Accountants	February 2, 2009
Licensed Public Accountants

52 | TOROMONT 2008 ANNUAL REPORT

Consolidated Balance Sheets

As at December 31 ($ thousands)	2008	2007

ASSETS
Current assets
Cash and cash equivalents	$137,274	$103,514
Accounts receivable	375,059	339,381
Inventories (note 5)	499,360	444,858
Income taxes receivables	2,068	—
Future income taxes (note 17)	34,934	24,362
Derivative financial instruments	13,212	—
Other current assets (note 8)	11,381	27,607

Total current assets	1,073,288	939,722
Property, plant and equipment (note 6)	199,370	181,531
Rental equipment (note 7)	203,277	159,628
Derivative financial instruments	1,403	—
Other assets (note 8)	21,312	41,180
Goodwill	34,800	34,800

Total assets	$1,533,450	$1,356,861

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (note 9)	$346,118	$275,791
Deferred revenues	194,261	160,678
Current portion of long-term debt (note 10)	15,363	26,874
Income taxes payable	6,304	5,945
Derivative financial instruments	1,966	3,575

Total current liabilities	564,012	472,863
Deferred revenues	25,480	22,062
Long-term debt (note 10)	158,112	203,425
Accrued pension liability (note 16)	2,322	3,583
Future income taxes (note 17)	4,421	198

SHAREHOLDERS’ EQUITY
Share capital (note 11)	127,704	124,124
Contributed surplus (note 12)	8,978	7,707
Retained earnings	631,522	539,039
Accumulated other comprehensive income (loss) (note 13)	10,899	(16,140)

Total shareholders’ equity	779,103	654,730

Total liabilities and shareholders’ equity	$1,533,450	$1,356,861

See accompanying notes

On behalf of the Board:

Robert M. Ogilvie	John S. McCallum
Director	Director

TOROMONT 2008 ANNUAL REPORT | 53

Consolidated Statements of Earnings

Years ended December 31 ($ thousands, except share amounts)	2008	2007

		(restated note 3)
REVENUES	$2,121,209	$1,886,761
Cost of goods sold	1,660,285	1,473,096

Gross profit	460,924	413,665
Selling and administrative expenses	253,070	233,542

OPERATING INCOME	207,854	180,123
Interest expense	11,753	13,587
Interest and investment income	(14,999)	(4,221)
Gain on sale of property	—	15,990

Income before income taxes	211,100	186,747
Income taxes	70,247	64,879

Earnings from continuing operations	140,853	121,868
Loss on disposal of discontinued operations (note 3)	(432)	—
Earnings from discontinued operations, net of tax (note 3)	103	412

NET EARNINGS	$140,524	$122,280

BASIC EARNINGS PER SHARE (note 18)
Continuing operations	$2.17	$1.88
Discontinued operations	(0.01)	0.01

	$2.16	$1.89

DILUTED EARNINGS PER SHARE (note 18)
Continuing operations	$2.16	$1.87
Discontinued operations	(0.01)	0.01

	$2.15	$1.88

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — BASIC	65,016,778	64,631,140

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING — DILUTED	65,439,046	65,067,027

See accompanying notes
Consolidated Statements of Retained Earnings

Years ended December 31 ($ thousands)	2008	2007

Retained earnings, beginning of year	$539,039	$447,820
Net earnings	140,524	122,280
Dividends	(36,391)	(31,061)
Shares purchased for cancellation (note 11)	(11,650)	—

Retained earnings, end of year	$631,522	$539,039

See accompanying notes

54 | TOROMONT 2008 ANNUAL REPORT

Consolidated Statements of Comprehensive Income

Years ended December 31 ($ thousands)	2008	2007

Net earnings	$140,524	$122,280
Other comprehensive income (loss):
Unrealized gain (loss) on translation of financial statements of self-sustaining foreign operations	21,072	(9,152)
Loss on translation of financial statements of self-sustaining foreign operations transferred to net income on dispositon of operations	1,090	—
Change in fair value of derivatives designated as cash flow hedges, net of income taxes (2008 — $4,062; 2007 — $3,153)	7,547	(5,920)
(Loss) gain on derivatives designated as cash flow hedges transferred to net income in the current period, net of income taxes (2008 — $1,415; 2007 — $1,869)	(2,626)	3,529
Gain on financial assets designated as available-for-sale transferred to net income on realization, net of income taxes of $24	(44)	—
Unrealized gain on financial assets designated as available-for-sale, net of income taxes of $24	—	44

Other comprehensive income (loss)	27,039	(11,499)

Comprehensive income	$167,563	$110,781

See accompanying notes

TOROMONT 2008 ANNUAL REPORT | 55

Consolidated Statements of Cash Flows

Years ended December 31 ($ thousands)	2008	2007

OPERATING ACTIVITIES
Net earnings	$140,524	$122,280
Items not requiring cash and cash equivalents
Depreciation	56,070	52,702
Stock-based compensation	2,494	2,073
Accrued pension liability	(1,261)	(1,900)
Future income taxes	(8,972)	365
Gain on sale of:
Rental equipment, property, plant, and equipment	(6,191)	(23,329)
Investments	(8,234)	—
Loss on disposal of discontinued operations	432	—

	174,862	152,191
Net change in non-cash working capital and other (note 21)	(10,150)	24,620

Cash provided by operating activities	164,712	176,811

INVESTING ACTIVITIES
Additions to:
Rental equipment	(57,901)	(70,697)
Property, plant and equipment	(38,574)	(26,411)
Investments	(13,811)	(21,972)
Proceeds on disposal of:
Rental equipment	30,456	27,985
Property, plant and equipment	1,319	18,540
Investments	43,948	—
Disposal of discontinued operations (note 3)	4,038	—
(Increase) decrease in other assets	(786)	1,064
Business acquisitions (note 4)	(629)	(3,124)

Cash used in investing activities	(31,940)	(74,615)

FINANCING ACTIVITIES
Decrease in term credit facility debt	(30,000)	(13,686)
Issue of other long-term debt	—	5,836
Repayment of other long-term debt	(26,824)	(25,513)
Dividends	(35,138)	(29,700)
Shares purchased for cancellation	(12,808)
Cash received on exercise of options	3,515	6,367

Cash used in financing activities	(101,255)	(56,696)

Effect of exchange rate changes on cash denominated in foreign currency	2,243	—
Increase in cash and cash equivalents	33,760	45,500
Cash and cash equivalents at beginning of year	103,514	58,014

Cash and cash equivalents at end of year	$137,274	$103,514

SUPPLEMENTAL CASH FLOW INFORMATION (note 21)
See accompanying notes

56 | TOROMONT 2008 ANNUAL REPORT

Notes to the Consolidated Financial Statements
December 31, 2008
($ thousands except where otherwise indicated)
1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES
Toromont Industries Ltd. and its subsidiaries (the “Company”) operate through two business segments: The Equipment Group and the Compression Group. The Equipment Group includes one of the world’s largest Caterpillar dealerships by revenue and geographic territory in addition to industry leading rental operations. The Compression Group is a North American leader specializing in the design, engineering, fabrication, and installation of compression systems for natural gas, coal-bed methane, fuel gas and carbon dioxide in addition to process systems and industrial and recreational refrigeration systems. Both Groups offer comprehensive product support capabilities. Toromont employs over 4,500 people in 128 locations and is listed on the Toronto Stock Exchange under the symbol TIH.
     These consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).
Basis of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.
Use of Estimates
The preparation of the consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Estimates are used in accounting for items and matters such as long-term contracts, allowance for uncollectible accounts receivable, allowance for inventory obsolescence, product warranty, estimated useful lives of assets for depreciation, asset and goodwill impairment assessments, employee benefits and income taxes.
Revenue Recognition
Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, performance requirements are achieved and ultimate collection is reasonably assured. In addition to this general policy, the following describes the specific revenue recognition policies for each major category of revenue.
(a)	Revenues from the sale of equipment are recorded when goods are shipped to the customer, at which time title to the equipment and significant risks of ownership have passed.
(b)	Revenues from the supply of equipment systems involving design, manufacture, installation and start-up are determined using the percentage-of-completion method, based on total costs incurred as a proportion of expected total costs of the project. Revenues and costs begin to be recognized when progress reaches a stage of completion sufficient to reasonably determine the probable results.

Any foreseeable losses on such projects are charged to operations when determined.

(c)	Revenues from equipment rentals are recognized in accordance with the terms of the relevant agreement with the customer, generally on a straight-line basis over the term of the agreement.

(d)	Product support services include sales of parts and servicing of equipment. For the sale of parts, revenues are recognized when the part is shipped to the customer. For servicing of equipment, revenues are recognized as the service work is completed and billed.

(e)	Revenues on extended warranty and long-term maintenance contracts are recognized either on a percentage-of-completion basis proportionate to the service work that has been performed based on the parts and labour service provided, or on a straight-line basis over the life of the warranty. At the completion of the contract, any remaining profit on the contract is recognized as revenue. Any losses estimated during the term of the contract are recognized when identified.

(f)	Revenues on equipment sold directly to customers or to third-party lessors for which the Company has provided a guarantee to repurchase the equipment at predetermined residual values and dates are accounted for as operating leases wherein revenue is recognized over the period extending to the date of the residual guarantee. The value of such equipment at December 31, 2008 was $21.0 million (2007 – $19.7 million) and was included in other long-term assets.
Translation of Foreign Currencies
Transactions denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the time of the transaction. Monetary assets and liabilities are translated into Canadian dollars at the year-end exchange rate. Non-monetary items are translated at historical rates. All exchange gains and losses are included in earnings.
     Foreign subsidiaries are financially and operationally self-sustaining. Accordingly, their assets and liabilities are translated into Canadian funds at the year-end exchange rate. Revenue and expense items are translated at the average exchange rate for the year. The foreign exchange impact of these translations is included in accumulated other comprehensive income in shareholders’ equity.

TOROMONT 2008 ANNUAL REPORT | 57

Financial Instruments
Financial instruments are measured at fair value on initial recognition. After initial recognition, financial instruments are measured at their fair values, except for financial assets classified as held-to-maturity or loans and receivables and other financial liabilities, which are measured at cost or amortized cost using the interest rate method.
     The Company has made the following classifications:
▪	Cash and cash equivalents are classified as assets held for trading and are measured at fair value. Gains and losses resulting from the periodic revaluation are recorded in net income.
▪	Accounts receivable are classified as loans and receivables and are recorded at amortized cost, which upon their initial measurement is equal to their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.
▪	Investments are classified as available for sale and are recorded at fair value based on quoted market prices. Gains and losses resulting from the periodic revaluation are recorded in other comprehensive income.
▪	Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities and are initially measured at their fair value. Subsequent measurements are recorded at amortized cost using the effective interest rate method.
Transaction costs are expensed as incurred for financial instruments classified or designated as held for trading. Transaction costs for financial assets classified as available for sale are added to the value of the instrument at acquisition. Transaction costs related to other financial liabilities are added to the value of the instrument at acquisition and taken into net income using the effective interest rate method.
Derivative Financial Instruments and Hedge Accounting
Derivative financial agreements are used to manage exposure to fluctuations in exchange rates and interest rates. The Company does not enter into derivative financial agreements for speculative purposes.
     Derivative financial instruments are measured at their fair value upon initial recognition and on each subsequent reporting date. The fair value of quoted derivatives is equal to their positive or negative market value. If a market value is not available, the fair value is calculated using standard financial valuation models, such as discounted cash flow or option pricing models. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.
     The Company elected to apply hedge accounting for foreign exchange forward contracts for firm commitments and anticipated transactions. These are also designated as cash flow hedges. For cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognized in accumulated other comprehensive income, net of taxes. The ineffective portion of the fair value changes is recognized in net income. Amounts charged to accumulated other comprehensive income are reclassified to the income statement when the hedged transaction affects the income statement.
     All hedging relationships are formally documented, including the risk management objective and strategy. On an ongoing basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.
Income Taxes
The liability method of accounting for income taxes is used. Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in net earnings in the period that includes the date of substantive enactment.
Stock-Based Compensation
The fair value method of accounting for stock options is used. The fair value of option grants are calculated using the Black-Scholes option pricing model and is recognized as compensation expense over the vesting period of those grants with a corresponding adjustment to contributed surplus. On the exercise of stock options, the consideration paid by the employee and the related amounts in contributed surplus are credited to common share capital.
Employee Future Benefits
For defined contribution plans, which cover the majority of employees, the pension expense recorded in earnings is the amount of the contributions the Company is required to pay in accordance with the terms of the plan.
     For defined benefit plans, which cover approximately 5% of employees, the Company accrues its obligations and the related costs, net of plan assets. The Company has adopted the following policies for its defined benefit plans:
▪	The cost of pensions earned by employees is actuarially determined using the projected unit credit method pro-rated on length of service and management’s best estimate assumptions to value its pensions using a measurement date of December 31;
▪	For the purpose of calculating the expected return on plan assets, those assets are valued at fair value;

58 | TOROMONT 2008 ANNUAL REPORT

▪	Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendments;
▪	The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized on a straight-line basis over the average remaining service period of the active employees or on the average remaining life in the case of retirees.
Earnings per Share (“EPS”)
Basic EPS is calculated by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated using the treasury stock method, which assumes that all outstanding stock option grants are exercised, if dilutive, and the assumed proceeds are used to purchase the Company’s common shares at the average market price during the year.
Cash and Cash Equivalents
Cash and cash equivalents, including cash on account, demand deposits and short-term investments with original maturities of three months or less, are recorded at cost, which approximates market value.
Inventories
Inventories are valued at the lower of cost and net realizable value.
     Cost of equipment, repair and distribution parts and direct materials include purchase cost and costs incurred in bringing each product to its present location and condition. Serialized inventory is determined on a specific item basis. Non-serialized inventory is determined based on a weighted average actual cost.
     Cost of work-in-process includes cost of direct materials, labour and an allocation of manufacturing overheads, excluding borrowing costs, based on normal operating capacity.
     Cost of inventories include the transfer from accumulated other comprehensive income (loss) of gains and losses on qualifying cash flow hedges in respect of the purchase of inventory.
     Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.
Rental Equipment
Rental equipment is recorded at cost. Rental equipment is depreciated over its estimated useful life on a straight-line basis. Estimated useful lives range from 1 to 15 years.
Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Depreciation is recognized principally on a straight-line basis to depreciate the cost of these assets over their estimated useful lives. Estimated useful lives range from 20 to 30 years for buildings, 3 to 10 years for equipment and 20 years for power generation assets.
     Leasehold improvements and lease inducements are amortized on a straight-line basis over the term of the lease.
Impairment of Long-lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In cases where the undiscounted expected future cash flows are less than the carrying amount, an impairment loss is recognized. Impairment losses on long-lived assets are measured as the amount by which the carrying value of an asset group exceeds its fair value, as determined by the discounted future cash flows of the asset group.
Goodwill
Goodwill represents the cost of acquired businesses in excess of the fair value of net identifiable assets acquired. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate a potential impairment. In the fourth quarter of 2007 and 2008, annual goodwill assessments were performed and determined that there was no impairment in either year.
Discontinued Operations
The results of discontinued operations are presented net of tax on a one-line basis in the consolidated statements of earnings. Direct corporate overheads and income taxes are allocated to discontinued operations. Interest expense (income) and general corporate overheads are not allocated to discontinued operations.
Comparative Amounts
Certain comparative figures have been restated to conform with the current year’s presentation.

TOROMONT 2008 ANNUAL REPORT | 59

2. CHANGES IN ACCOUNTING POLICIES
Inventories
Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031 Inventories. The standard provides guidance on the types of costs that can be capitalized and requires reversal of previous inventory write-downs if economic circumstances have changed to support the higher inventory values. There was no impact on the valuation of inventory as at January 1, 2008, or on net income for current or prior periods.
Capital Disclosures
Effective January 1, 2008, the Company adopted the CICA Handbook Section 1535 Capital Disclosures. The standard requires disclosure about the Company’s capital and how it is managed. This standard has no impact on the classification or measurement of the Company’s consolidated financial statements.
Financial Instruments Disclosures and Presentation
Effective January 1, 2008, the Company adopted CICA Handbook Sections 3862 Financial Instruments — Disclosures; and 3863 Financial Instruments — Presentation. These new standards require disclosure on financial instruments and related risks. These standards had no impact on the classification or measurement of the Company’s consolidated financial statements.
Future Accounting Standards
In February 2008, the CICA approved Handbook Section 3064 Goodwill and Intangible Assets, replacing previous guidance. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to initial recognition. Standards concerning goodwill are unchanged. This new standard is applicable to fiscal years beginning on or after October 1, 2008. The Company has evaluated the new section and determined that adoption of these new requirements will have no impact on the Company’s consolidated financial statements.
     In January 2009, the CICA approved EIC 173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments. This guidance is applicable to fiscal periods ending on or after January 12, 2009. The Company will adopt this guidance for the fiscal period beginning on January 1, 2009. The Company is in the process of evaluating the impact of this new guidance.
3. DISCONTINUED OPERATIONS
Effective June 30, 2008, the shares of Aero Tech Manufacturing Inc. were sold to its local management. Aero Tech is a U.S. based provider of precision sheet metal fabrication and had been previously included in the Compression Group. It was determined that this business was not core to the growth of the Company. The Company recorded an after-tax loss of $0.4 million on the transaction, being total consideration of $4.0 million less net assets disposed of $3.6 million (comprised of $3.2 non-cash working capital and $0.4 fixed assets) less a cumulative foreign exchange loss of $0.8 million.
     The results of discontinued operations included the following:

	2008	2007

Revenues	$7,621	$16,219
Income before income taxes	163	664

4. BUSINESS ACQUISITIONS
Effective June 25, 2008, certain assets of a privately owned rental operation in Sault Ste. Marie, Ontario, were purchased. In 2007, certain assets of a privately owned rental operation in Timmins, Ontario were acquired.
     The acquisitions were recorded using the purchase method. The fair values of net assets acquired were as follows:

	2008	2007

Non-cash working capital	$126	$1,048
Property, plant and equipment	165	188
Rental assets	338	1,888

Purchase price	$629	$3,124

60 | TOROMONT 2008 ANNUAL REPORT

5. INVENTORIES

	2008	2007

Equipment	$232,879	$249,399
Repair and distribution parts	80,261	79,630
Direct materials	72,041	60,673
Work-in-process	114,179	55,156

	$499,360	$444,858

     The amount of inventory recognized as an expense and included in cost of goods sold accounted for other than by the percentage-of-completion method during 2008 was $899.7 million (2007 – $916.5 million). The amount charged to the income statement and included in cost of goods sold for the write-down of inventory for valuation issues during 2008 was $10.4 million (2007 – $0.4 million).
6. PROPERTY, PLANT AND EQUIPMENT

	2008			2007

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Land	$39,030	$—	$39,030	$38,657	$—	$38,657
Buildings	143,333	51,814	91,519	133,585	44,830	88,755
Equipment	147,554	106,928	40,626	144,434	103,043	41,391
Power generation	36,061	23,264	12,797	34,514	22,326	12,188
Assets under construction	15,398	—	15,398	540	—	540

	$381,376	$182,006	$199,370	$351,730	$170,199	$181,531

Depreciation expense for the year ended December 31, 2008 was $23,423 (2007 – $24,645).
7. RENTAL EQUIPMENT

	2008	2007

Cost	$311,619	$255,263
Less: Accumulated depreciation	108,342	95,635

	$203,277	$159,628

Depreciation expense for the year ended December 31, 2008 was $32,647 (2007 – $28,057). Operating income from rental operations for the year ended December 31, 2008 was $31.5 million (2007 – $30.0 million).
8. OTHER ASSETS

	2008	2007

Equipment sold with guaranteed residual values	$20,981	$19,663
Equipment deposits	—	20,734
Marketable securities	—	21,972
Other	11,712	6,418

Total other assets	32,693	68,787
Less current portion	11,381	27,607

	$21,312	$41,180

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2008	2007

Accounts payable and accrued liabilities	$337,073	$267,999
Dividends payable	9,045	7,792

Total accounts payable and accrued liabilities	$346,118	$275,791

TOROMONT 2008 ANNUAL REPORT | 61

10. LONG-TERM DEBT

	2008	2007

Drawn on bank term facility (a)	$—	$30,000
Senior debentures (b)	166,659	183,766
Notes payable (c)	6,816	16,533

Total long-term debt	173,475	230,299

Less current portion	15,363	26,874

	$158,112	$203,425

All debt is unsecured.
(a)	The Company maintains $225 million in bank credit in Canada and US$20 million in bank credit in the United States, provided through committed credit facilities. Of this, US$20 million matures in 2010 and $225 million matures in 2011. Bank borrowings bear interest at rates ranging from prime to bankers acceptance rates. At December 31, 2008, the Canadian prime rate was 3.5% and the 30-day bankers acceptance rate was 2.34%. Standby letters of credit issued utilized $62,225 of the credit lines at December 31, 2008 (2007 – $32,240).
(b)	Terms of the senior debentures are:
▪	$26,659, 6.80% senior debentures due March 29, 2011, interest payable semi-annually through March 29, 2007; thereafter, blended principal and interest payments through to maturity;

▪	$125,000, 4.92% senior debentures due October 13, 2015, interest payable semi-annually, principal due on maturity; and

▪	$15,000, 7.06% senior debentures due March 29, 2019, interest payable semi-annually through September 29, 2009; thereafter, blended principal and interest payments through to maturity.
(c)	Notes payable mature from 2009 to 2010 and bear interest at rates ranging from 2.80% to 3.91%.
     These credit arrangements include covenants, restrictions and events of default usual in credit facilities of this nature, including requirements to meet certain financial tests periodically and restrictions on additional indebtedness and encumbrances.
     Scheduled principal repayments and interest payments on long-term debt are as follows:

	Principal	Interest

2009	$15,363	$8,991
2010	14,061	8,126
2011	6,889	7,266
2012	1,280	6,986
2013	1,372	6,895
2014 to 2019	134,510	14,431

	$173,475	$52,695

Interest expense included interest on debt initially incurred for a term greater than one year of $11,042 (2007 – $13,271).
11. SHARE CAPITAL
Authorized
The Company is authorized to issue an unlimited number of common shares and preferred shares. No preferred shares have been issued.
Issued
The changes in the common shares issued and outstanding during the year were as follows:

	2008		2007

	Number of	Common	Number of	Common
	Common	Share	Common	Share
	Shares	Capital	Shares	Capital

Balance, beginning of year	64,943,497	$124,124	64,310,577	$116,848
Exercise of stock options	272,780	4,739	632,920	7,276
Purchase of shares for cancellation	(595,600)	(1,159)	—	—

Balance, end of year	64,620,677	$127,704	64,943,497	$124,124

62 | TOROMONT 2008 ANNUAL REPORT

Shareholder Rights Plan
The Shareholder Rights Plan is designed to encourage the fair treatment of shareholders in connection with any takeover offer for the Company. Rights issued under the plan become exercisable when a person, and any related parties, acquires or commences a take-over bid to acquire 20% or more of the Company’s outstanding common shares without complying with certain provisions set out in the plan or without approval of the Company’s Board of Directors. Should such an acquisition occur, each rights holder, other than the acquiring person and related parties, will have the right to purchase common shares of the Company at a 50% discount to the market price at that time. Unless renewed by shareholders at the Annual and Special Meeting of Shareholders to be held on April 23, 2009, the plan expires in April 2009.
Normal Course Issuer Bid (NCIB)
On August 28, 2008, Toromont announced the renewal and expansion of its NCIB program. The issuer bid allows the Company to purchase up to approximately 4.6 million of its common shares, representing 10% of common shares in the public float, in the year ending August 30, 2009. The actual number of shares purchased and the timing of any such purchases will be determined by Toromont. All shares purchased under the bid will be cancelled. The Company purchased and cancelled 595,600 shares for $12,808 (average cost of $21.50 per share) in 2008. The shares were purchased for an amount higher than their weighted average book value per share ($1.95 per share) resulting in a reduction of retained earnings of $11,650. The Company did not purchase any shares under the normal course issuer bid in 2007.

2008

Total shares purchased (number of shares)	595,600
Average purchase price (per share)	$21.50

Total cash paid (thousands)	$12,808
Book value of shares cancelled	1,158

Reduction to retained earnings	$11,650

12. CONTRIBUTED SURPLUS
Contributed surplus consists of accumulated stock option expense less the fair value of the options at the grant date that have been exercised and reclassified to share capital. Changes in contributed surplus were as follows:

	2008	2007

Balance, beginning of year	$7,707	$6,543
Stock-based compensation expense, net of forfeitures	2,494	2,073
Value of compensation cost associated with exercised options	(1,223)	(909)

Balance, end of year	$8,978	$7,707

13. ACCUMULATED OTHER COMPREHENSIVE INCOME
The changes in accumulated other comprehensive income were as follows:

	2008	2007

Balance, beginning of year	$(16,140)	$(4,641)
Other comprehensive income (loss)	27,039	(11,499)

Balance, end of year	$10,899	$(16,140)

Accumulated other comprehensive income was comprised of the following amounts as at year end:

	2008	2007

Unrealized gains (losses) on translation of financial statements of self-sustaining foreign operations	$7,355	$(14,807)
Gains (losses) on foreign exchange derivatives designated as cash flow hedges, net of taxes (2008 — $1,909, 2007 — $627)	3,544	(1,168)
Unrealized gain on financial assets designated as available-for-sale, net of taxes of $24	—	44
Loss on interest rate derivative designated as a cash flow hedge, net of taxes of $111	—	(209)

Balance, end of year	$10,899	$(16,140)

TOROMONT 2008 ANNUAL REPORT | 63

The gains and losses on derivative contracts are intended to offset the transaction losses and gains. Of the gains on foreign exchange derivatives, $2,563 will be reclassified to net income within the next twelve months and $981 will be reclassified to net income in 2010. These gains will offset losses recorded on the underlying hedged items, namely foreign denominated accounts payable and accounts receivable. Management intends to hold these foreign currency contracts to maturity.
14. FINANCIAL INSTRUMENTS
Categories of Financial Assets and Liabilities
The carrying values of the Company’s financial instruments are classified into the following categories:

	2008	2007

Held for trading(1)	$137,274	$103,514
Loans and receivables(2)	$377,127	$339,381
Available for sale assets(3)	$—	$21,972
Other financial liabilities(4)	$525,897	$512,035
Derivatives designated as effective hedges gain (loss)(5)	$5,453	$(2,115)
Derivatives designated as held for trading gain (loss) (6)	$7,196	$(1,460)

(1)	Comprised of cash and cash equivalents. All held for trading assets were designated as such upon initial recognition.

(2)	Comprised of accounts receivable and income taxes receivables.

(3)	Comprised of investment in marketable securities, reported in other assets.

(4)	Comprised of accounts payable and accrued liabilities, income taxes payable and long-term debt.

(5)	Comprised of the Company’s foreign exchange forward contracts designated as hedges and the interest rate swap, all of which are effective hedges.

(6)	Comprised of the Company’s foreign exchange forward contracts that are not designated as hedges for accounting purposes.
The estimated fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes receivable/payable, borrowings under the bank term facility and notes payable approximate their respective carrying values. Derivative financial instruments are carried at fair value determined based on appropriate valuation methodologies. Investments in marketable securities are carried at fair value based on quoted market prices.
     The fair values of the senior debentures are based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities. The Company has no plans to prepay these instruments prior to maturity. The fair value and carrying amounts of the senior debentures as at December 31, 2008 were $155,640 and $166,659 respectively (December 31, 2007 — $179,726 and $183,766, respectively).
Derivative Financial Instruments and Hedge Accounting
Foreign exchange contracts and options are transacted with financial institutions to hedge foreign currency denominated obligations related to purchases of inventory and sales of products. The following table summarizes the Company’s commitments to buy and sell foreign currencies as at December 31, 2008.

			Average
		Notional	Exchange
		Amount	Rate	Maturity

Purchase contracts	USD	147,763	$1.1231	January 2009 to March 2010
	EUR	10,429	$1.5425	January 2009 to June 2010
Sales contracts	USD	24,934	$1.1232	January 2009 to December 2009
	EUR	5,531	$1.5718	February 2009 to November 2009

Management estimates that a gain of $12,649 would be realized if the contracts were terminated on December 31, 2008. Certain of these forward contracts are designated as cash flow hedges, and accordingly, a gain of $5,453 has been included in other comprehensive income. These gains are not expected to affect net income as the gains will be reclassified to net income within the next twelve months and will offset losses recorded on the underlying hedged items, namely foreign denominated accounts payable and accounts receivable. A gain of $7,196 on forward contracts not designated as hedges is included in net income which offsets losses recorded on the foreign-denominated items, namely accounts payable and accounts receivable.
     All hedging relationships are formally documented, including the risk management objective and strategy. On an ongoing basis, an assessment is made as to whether the designated derivative financial instruments continue to be effective in offsetting changes in cash flows of the hedged transactions.

64 | TOROMONT 2008 ANNUAL REPORT

Risks Arising from Financial Instruments and Risk Management
In the normal course of business, Toromont is exposed to financial risks that may potentially impact its operating results in either or both of its business segments. The Company and each operating segment employ risk management strategies with a view to mitigating these risks on a cost-effective basis. Derivative financial agreements are used to manage exposure to fluctuations in exchange rates and interest rates. The Company does not enter into derivative financial agreements for speculative purposes.
Currency risk
The Company transacts business in multiple currencies, the most significant of which are the Canadian dollar and the U.S. dollar. As a result, the Company has foreign currency exposure with respect to items denominated in foreign currencies. The types of foreign exchange risk can be categorized as follows:
Transaction exposure
The Company sources the majority of its products and major components from the United States. Consequently, reported costs of inventory and the transaction prices charged to customers for equipment and parts are affected by the relative strength of the Canadian dollar. The Company mitigates exchange rate risk by entering into foreign currency contracts to fix the cost of imported inventory where appropriate. In addition, pricing to customers is customarily adjusted to reflect changes in the Canadian dollar landed cost of imported goods.
     The Company also sells compression packages in foreign currencies, primarily the U.S. dollar, and enters into foreign currency contracts to reduce these exchange rate risks.
     The Company maintains a conservative hedging policy whereby all significant transactional currency risks are identified and hedged. As such there is not a material transaction exposure.
Translation exposure
All of the Company’s foreign operations are considered self-sustaining. Accordingly, assets and liabilities are translated into Canadian dollars using the exchange rates in effect at the balance sheet dates. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the foreign operations.
     Foreign currency based earnings are translated into Canadian dollars each period. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net income. Such exchange rate fluctuations have historically not been material year-over-year relative to the overall earnings or financial position of the Company. A fluctuation of +/- 5%, provided as an indicative range in a volatile currency environment, would, everything else being equal, have an annualized effect on net income before tax of approximately +/- $3.7 million.
Credit risk
Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts receivable, investments and derivative financial instruments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.
     Cash equivalents consist mainly of short-term investments, such as money market deposits. No asset-backed commercial paper products were held. The Company has deposited the cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote.
     The Company has accounts receivable from customers engaged in various industries including mining, construction, natural gas production and transportation, food and beverage, and governmental agencies that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact accounts receivable. Management does not believe that any single industry or particular geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is mitigated by the Company’s large customer base, active management of credit risk and exposure and, where appropriate, obtaining corporate guarantees and/or letters of credit to support the ultimate collection of these receivables.
     The Company has credit policies in place and has established various credit controls, including credit checks, deposits on accounts, progress billings and security such as letter of credit and operating liens. The allowance for doubtful accounts is determined by considering a number of factors, including the length of time accounts are past due and the customer’s current ability to pay its obligation. As at December 31, 2008, $21.9 million, or 5.7% of accounts receivable were outstanding for more than 90 days (2007 — $13.1 million or 3.8%). The movement in the Company’s allowance for doubtful accounts was as follows:

	2008	2007

Balance, beginning of year	$6,501	$8,954
Change in foreign exchange rates	356	(423)
Provisions and revisions, net	2,917	(2,030)

Balance, end of year	$9,774	$6,501

TOROMONT 2008 ANNUAL REPORT | 65

The Company minimizes the credit risk of investments by investing in securities that meet minimum requirements for quality and liquidity and as specifically approved by the Company’s Board of Directors. No investments were held as at December 31, 2008.
     The credit risk associated with derivative financial instruments arises from the possibility that the counterparties may default on their obligations. In order to minimize this risk, the Company enters into derivative transactions only with highly rated financial institutions.
Interest rate risk
In relation to its debt financing, the Company has minimal exposure to changes in interest rates.
     Floating rate debt exposes the Company to fluctuations in short-term interest rates. As at December 31, 2008, $6.8 million or 4% of the Company’s total debt portfolio was subject to movements in floating interest rates. A +/- 2.5% change in interest rates, which is indicative of the change in the prime lending rate over the preceding twelve-month period, would, all things being equal, have an insignificant impact on income before income taxes for the period.
     The Company minimizes its interest rate risk by managing its portfolio of floating and fixed rate debt, as well as managing the term to maturity. The Company may use derivative instruments such as interest rate swap agreements to manage its current and anticipated exposure to interest rates.
Liquidity risk
Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. As at December 31, 2008, the Company was holding cash and cash equivalents of $137,274 and had unutilized lines of credit of $187 million.
     The contractual maturities of the Company’s long-term debt and scheduled interest payments are presented in Note 10.
     Accounts payable are primarily due within 90 days and will be satisfied from current working capital.
     The Company expects that continued cash flows from operations in 2009, together with cash and cash equivalents on hand and currently available credit facilities, will be more than sufficient to fund its requirements for investments in working capital, capital assets and dividend payments.
15. STOCK-BASED COMPENSATION
The Company maintains an Executive Stock Option Plan for certain employees and directors. Under the plan, options may be granted for up to 6,096,000 common shares. Stock options have a seven-year term, vest 20% cumulatively on each anniversary date of the grant and are exercisable at the designated common share price, which is fixed at prevailing market prices of the common shares at the date the option is granted. Each stock option is exercisable into one common share of the Company at the price specified in the terms of the option.
A reconciliation of the outstanding options is as follows:

	2008		2007

		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price

Options outstanding, beginning of year	1,843,359	$18.78	2,091,379	$14.67
Granted	384,400	28.76	393,900	25.95
Exercised	(272,780)	12.15	(632,920)	9.57
Forfeited	(37,380)	24.28	(9,000)	25.19

Options outstanding, end of year	1,917,599	$21.62	1,843,359	$18.78

Options exercisable, end of year	906,983	$17.06	842,365	$14.42

The following table summarizes stock options outstanding and exercisable at December 31, 2008:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise	Number	Remaining	Exercise	Number	Exercise
Prices	Outstanding	Life (years)	Price	Outstanding	Price

$10.28 – $10.71	327,140	0.9	$10.67	327,140	$10.67
$16.59 – $22.88	597,219	2.6	19.16	408,431	18.77
$24.58 – $28.84	993,240	5.3	26.70	171,412	25.18

Total	1,917,599	3.7	$21.62	906,983	$17.06

66 | TOROMONT 2008 ANNUAL REPORT

The fair value of each stock option granted is estimated on the date of grant. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following assumptions:

	2008	2007

Weighted average fair value price per option	$6.88	$6.66
Expected life of options (years)	5.84	5.82
Expected stock price volatility	25.0%	25.0%
Expected dividend yield	2.0%	1.9%
Risk-free interest rate	3.3%	4.1%

Deferred Share Unit Plan
The Company offers a deferred share unit (DSU) plan for executives and non-employee directors, whereby they may elect on an annual basis to receive all or a portion of their management incentive award or fees, respectively in deferred share units. In addition, the Board may grant discretionary DSUs to executives. A DSU is a notional unit that reflects the market value of a single common share of Toromont and generally vests immediately. The DSUs will be redeemed on termination of employment or resignation from the board, as the case may be. The redemption amount will be based upon the average of the high and low trading prices of the common shares on the TSX for the five trading days preceding the redemption date. The program commenced in 2006 and as at December 31, 2008, 79,476 units were outstanding at a value of $1,671.4 (2007 — 21,405 units at a value of $600.0). The Company records the cost of the DSU Plan as compensation expense. No units were redeemed or cancelled in either fiscal year.
Employee Share Ownership Plan
The Company offers an Employee Share Ownership Plan whereby employees who meet the eligibility criteria can purchase shares by way of payroll deductions. In 2008, the plan was enhanced to provide a Company match of up to $1,000 per employee per annum based on contributions by the Company of $1 for every $3 dollars contributed by the employee. Company contributions vest to the employee immediately. Company contributions amounting to $0.8 million in 2008 (2007 — nil), were charged to selling and administrative expense when paid. The Plan is administered by a third party.
16. EMPLOYEE FUTURE BENEFITS
The Company sponsors pension arrangements for substantially all of its employees, primarily through defined contribution plans in Canada and a 401(k) matched savings plan in the United States. Certain unionized employees do not participate in Company-sponsored plans, and contributions are made to these union-sponsored plans in accordance with respective collective bargaining agreements. In the case of the defined contribution plans, regular contributions are made to the employees’ individual accounts, which are administered by a plan trustee, in accordance with the plan document.
     Approximately 5% of participating employees are included in defined benefit plans.
(a)	Powell Plan — Consists of personnel of Powell Equipment (acquired by Toromont in 2001). The plan is a contributory plan that provides pension benefits based on length of service and career average earnings. The last actuarial valuation of the plan was completed as at December 31, 2006. The next valuation is scheduled as at December 31, 2009.
(b)	Executive Plan — This is a non-contributory pension arrangement for certain senior executives that provides for a supplementary retirement payout in excess of amounts provided for under the registered plan. The most recent actuarial valuation of the plan was completed as at December 31, 2007. The next valuation is scheduled as at December 31, 2008.
(c)	Other plan assets and obligations — This provides for certain retirees and terminated vested employees of businesses previously acquired by the Company as well as for retired participants of the defined contribution plan that, in accordance with the plan provisions, have elected to receive a pension directly from the plan. The most recent actuarial valuation of the plan was completed as at January 1, 2006. The next valuation is scheduled as at January 1, 2009.

TOROMONT 2008 ANNUAL REPORT | 67

The changes in the fair value of assets and the pension obligations and the funded status of the defined benefit plans were as follows:

	2008	2007

ACCRUED BENEFIT OBLIGATIONS
Balance, beginning of year	$71,529	$74,196
Transfers	153	—
Service cost	1,570	1,529
Interest cost	3,656	3,590
Actuarial gain	(7,330)	(841)
Benefits paid	(8,061)	(6,945)

Balance, end of year	$61,517	$71,529

PLAN ASSETS
Fair value, beginning of year	$58,159	$59,594
Transfers	16	21
Actual return on plan assets	(7,482)	2,439
Company contributions	2,280	2,525
Participant contributions	452	525
Benefits paid	(8,061)	(6,945)

Fair value, end of year	$45,364	$58,159

FUNDED STATUS OF THE PLANS	$(16,153)	$(13,370)
Unrecognized actuarial loss	15,013	11,265
Unrecognized past service benefit	(1,182)	(1,478)

ACCRUED PENSION LIABILITY	$(2,322)	$(3,583)

The funded status of the Company’s defined benefit pension plans at year end are as follows:

	2008			2007

			Funded			Funded
	Accrued		status —	Accrued		status —
	benefit		surplus	benefit		surplus
	obligation	Plan assets	(deficit)	obligation	Plan assets	(deficit)

Powell Plan	$35,937	$34,646	$(1,291)	$42,920	$44,260	$1,340
Executive Plan	17,868	1,724	(16,144)	19,745	2,020	(17,725)
Other plan assets and obligations	7,712	8,994	1,282	8,864	11,879	3,015

Funded status of the plans	$61,517	$45,364	$(16,153)	$71,529	$58,159	$(13,370)

The Executive Plan is a supplemental pension plan and is solely the obligation of the Company. The Company is not obligated to fund this plan but is obligated to pay benefits under the terms of the plan as they come due. The Company has posted letters of credit in the amount of $21.5 million to secure the obligations under this plan.
The significant annual actuarial assumptions adopted in measuring the accrued benefit obligations were as follows:

	2008	2007

Discount rate	6.25%	5.25%
Expected long-term rate of return on plan assets	7.00%	7.00%
Rate of compensation increase	4.00%	4.00%

68 | TOROMONT 2008 ANNUAL REPORT

The allocations of plan assets were as follows:

	2008	2007

Equity securities	40.5%	44.4%
Debt securities	43.7%	38.2%
Real estate	12.4%	15.8%
Cash and cash equivalents	3.4%	1.6%

No plan assets are directly invested in the Company’s securities.
The net pension expense for the years ended December 31 included the following components:

	2008	2007

DEFINED BENEFIT PLANS
Service cost	$1,118	$1,004
Interest cost	3,656	3,590
Actual return on plan assets	7,482	(2,439)
Actuarial gain	(7,330)	(841)
Difference between actual and expected return on assets	(11,406)	(1,570)
Difference between actual and recognized actuarial loss	7,643	1,177
Difference between actual and recognized past service benefits	(296)	(296)

	867	625
DEFINED CONTRIBUTION PLANS	9,102	8,546
401(K) MATCHED SAVINGS PLAN	818	837

Net pension expense	$10,787	$10,008

The total cash amount paid or payable for employee future benefits in 2008, including defined benefit and defined contribution plans, was $12,343 (2007 – $11,909).
17. INCOME TAXES
Significant components of the provision for income tax expense were as follows:

	2008	2007

Current income tax expense	$79,219	$64,514
Future income tax expense (recovery)	(8,972)	365

Total income tax expense	$70,247	$64,879

A reconciliation of income taxes at Canadian statutory rates with the reported income taxes was as follows:

	2008	2007

Statutory Canadian federal and provincial income tax rates	33.50%	36.12%

Expected taxes on income	$70,719	$67,453
Increase (decrease) in income taxes resulting from:
Lower effective tax rates in other jurisdictions	(1,380)	(2,458)
Manufacturing and processing rate reduction	(164)	(203)
Expenses not deductible for tax purposes	1,485	1,211
Non-taxable gains	(794)	(2,817)
Effect of future income tax rate reductions	419	1,925
Other	(38)	(232)

Provision for income taxes	$70,247	$64,879

Effective income tax rate	33.28%	30.73%

TOROMONT 2008 ANNUAL REPORT | 69

The income tax effects of temporary differences that gave rise to significant portions of the future income tax assets and future income tax liabilities were as follows:

	2008	2007

CURRENT FUTURE INCOME TAX ASSETS
Accrued liabilities	$14,573	$10,746
Deferred revenue	5,772	2,648
Accounts receivable	3,029	1,767
Inventories	12,977	8,463
Cash flow hedges in other comprehensive income	(1,417)	738

	$34,934	$24,362

NON-CURRENT FUTURE INCOME TAX LIABILITIES
Capital assets	$(9,250)	$(7,807)
Other	5,321	7,633
Cash flow hedges in other comprehensive income	(492)	—
Available for sale financial assets in other comprehensive income	—	(24)

	$(4,421)	$(198)

18. EARNINGS PER SHARE
The following table sets forth the computation of basic and diluted earnings per share.

	2008	2007

Net earnings available to common shareholders	$140,524	$122,280

Weighted average common shares outstanding	65,016,778	64,631,140
Dilutive effect of stock option conversion	422,268	435,887

Diluted weighted average common shares outstanding	65,439,046	65,067,027

BASIC EARNINGS PER SHARE
Continuing operations	$2.17	$1.88
Discontinued operations	(0.01)	0.01

	$2.16	$1.89

DILUTED EARNINGS PER SHARE
Continuing operations	$2.16	$1.87
Discontinued operations	(0.01)	0.01

	$2.15	$1.88

Excluded from the calculations for the year ended December 31, 2008 are 383,400 (2007 – nil) outstanding stock options with an exercise price range of $27.70 to $28.84 as they are currently anti-dilutive for the period presented.
19. COMMITMENTS
Certain land, buildings and equipment are leased under several non-cancellable operating leases that require minimum annual payments as follows:

2009	$6,792
2010	5,310
2011	3,901
2012	2,216
2013	1,364
2014 and thereafter	3,984

$23,567

70 | TOROMONT 2008 ANNUAL REPORT

20. CAPITAL MANAGEMENT
The Company defines capital as the aggregate of shareholders’ equity (excluding accumulated other comprehensive income) and long-term debt less cash and cash equivalents. The Company’s capital management framework is designed to maintain a flexible capital structure that allows for optimization of the cost of capital at acceptable risk.
     The Company generally targets a net debt to equity ratio of 0.5:1, although there is a degree of variability associated with the timing of cash flows. Also, if appropriate opportunities are identified, the Company is prepared to significantly increase this ratio depending upon the opportunity.
     The above capital management criteria can be illustrated as follows:

	December 31	December 31
	2008	2007

Shareholder’s equity excluding accumulated other comprehensive income	$768,204	$670,870
Long-term debt	173,475	230,299
Cash and cash equivalents	(137,274)	(103,514)

Capital under management	$804,405	$797,655

Net debt as a % of capital under management	5%	16%
Net debt to equity ratio	0.05:1	0.19:1
The Company is subject to minimum capital requirements relating to bank credit facilities and senior debentures. The Company has comfortably met these minimum requirements during the period.
21. SUPPLEMENTAL CASH FLOW INFORMATION

	2008	2007

Net change in non-cash working capital and other
Accounts receivable	$(37,920)	$2,967
Inventories	(97,691)	16,984
Accounts payable and accrued liabilities	61,943	(29,416)
Deferred revenues	33,583	70,082
Other	29,935	(35,997)

	$(10,150)	$24,620

Cash paid during the year for:
Interest	$12,306	$14,507
Income taxes	$78,604	$61,894

Non-cash transactions:
Capital asset additions included in accounts payable and accrued liabilities	$460	$447
22. SEGMENTED INFORMATION
The Company has two reportable operating segments, each supported by the corporate office. The business segments are strategic business units that offer different products and services, and each is managed separately. The corporate office provides finance, treasury, legal, human resources and other administrative support to the business segments. Corporate overheads are allocated to the business segments based on operating income.
     The Equipment Group includes one of the world’s largest Caterpillar dealerships by revenue and geographic territory in addition to industry leading rental operations. The Compression Group is a North American leader specializing in the design, engineering, fabrication, and installation of compression systems for natural gas, coal bed methane, fuel gas and carbon dioxide in addition to process systems and industrial and recreational refrigeration systems. Both groups offer comprehensive product support capabilities.
     The accounting policies of the reportable operating segments are the same as those described in the summary of significant accounting policies. Each reportable operating segment’s performance is measured based on operating income. No reportable operating segment is reliant on any single external customer.

TOROMONT 2008 ANNUAL REPORT | 71

	Equipment Group		Compression Group		Consolidated

	2008	2007	2008	2007	2008	2007

Equipment/package sales	$648,547	$658,395	$792,856	$577,810	$1,441,403	$1,236,205
Rentals	151,342	147,427	21,149	19,236	172,491	166,663
Product support	290,431	281,186	207,991	191,379	498,422	472,565
Power generation	8,893	11,328	—	—	8,893	11,328

Total revenues	$1,099,213	$1,098,336	$1,021,996	$788,425	$2,121,209	$1,886,761

Operating income	$108,672	$108,267	$99,182	$71,856	$207,854	$180,123

Interest expense					11,753	13,587
Interest and investment income					(14,999)	(4,221)
Gain on sale of property					—	(15,990)
Income taxes					70,247	64,879

Net earnings from continuing operations					$140,853	$121,868

Selected Balance Sheet Information

	Equipment Group		Compression Group		Consolidated

	2008	2007	2008	2007	2008	2007

Identifiable assets	$731,553	$700,050	$633,940	$513,701	$1,365,494	$1,213,751

Corporate assets					167,956	143,110

Total assets					$1,533,450	$1,356,861

Capital expenditures	$65,835	$77,658	$30,640	$19,450	$96,475	$97,108

Depreciation	$44,002	$42,172	$12,068	$10,530	$56,070	$52,702

Goodwill	$13,000	$13,000	$21,800	$21,800	$34,800	$34,800

Operations are based primarily in Canada and the United States. The following summarizes the final destination of revenues to customers and the assets held in each geographic segment.

	2008	2007

Revenues
Canada	$1,445,302	$1,466,553
United States	606,816	344,629
International	69,091	75,579

	$2,121,209	$1,886,761

Capital assets and goodwill
Canada	$379,992	$348,707
United States	57,455	26,940
International	—	312

	$437,447	$375,959

23. ECONOMIC RELATIONSHIP
The Company, through its Equipment Group, sells and services heavy equipment and related parts. Distribution agreements are maintained with several equipment manufacturers, of which the most significant are with subsidiaries of Caterpillar Inc. The distribution and servicing of Caterpillar products account for the major portion of the Equipment Group’s operations. Toromont has had a strong relationship with Caterpillar since 1993.